GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road, Greenwood Village CO 80111

and

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK

489 Fifth Ave., 28th Floor, New York, New York 10606

December 1, 2017

VIA EDGAR

Frank A. Buda, Esq.

Attorney-Adviser

Division of Investment Management

Disclosure Review Office No. 3

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Great-West Life & Annuity Insurance Company (“GWLA”), and Great-West Life & Annuity Insurance Company of New York (“GWLANY”) (collectively “Great-West”)

Variable Annuity-2 Series Account of each company (the “Registrants”)

Smart Track Advisor Variable Annuity and Smart Track II – 5 Year Variable Annuity of each Registrant (collectively the “Contracts”)

Post-Effective Amendments Nos. 6 and 14 to the Registration Statements on Form N-4 (collectively the “Amendments”)

File Nos. 811-05817 & 333-212090; 811-05817 & 333-203262; 811-05961 & 333-212091; 811-05961 & 333-203265

Mr. Buda:

On behalf of Great-West and the above-named Registrants, this letter provides the Registrants’ response to Commission Staff comments communicated via telephone on November 21, 2017, with regard to the Amendments filed with the Commission on October 12, 2017, pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”). For convenience, the Staff’s comments are set forth in full below, followed by our responses. To facilitate the Staff’s review, copies of the revised draft Great-West Smart Track Advisor (“STA”) and Great-West Smart Track II-5 Year (“STII5”) prospectuses, marked to reflect changes in response to Staff comments, will be forwarded to you via email to accompany this letter. Capitalized terms used herein have the meaning assigned to them in the prospectuses for the Contracts.

As a preliminary matter, please note that, for business reasons, the Registrants have elected to abandon material changes relating to the Guarantee Benefit Fee, as proposed in the October 12, 2017 485(a) filings. Previously, the material changes included increases to the Guarantee Benefit Fee for the Great-West Secure Income Foundation GLWB Rider and the Great-West Secure Income Max GLWB

Rider. As detailed in the October 12, 2017 correspondence filed through EDGAR, those increases triggered material disclosure revisions to the Fee Tables, Fee Examples, Guaranteed Lifetime Withdrawal Benefit section, and the Guaranteed Lifetime Withdrawal Benefit Riders section of the prospectuses. The Registrants have elected to abandon each of those revisions, and no increase to the Guarantee Benefit Fee is proposed to be included at this time. Accordingly, the disclosure revisions triggered by the previously proposed Guarantee Benefit Fee changes have been removed from the prospectuses.

General Comment. Please apply Staff comments on GWLA filings to GWLANY filings as appropriate, and please apply Staff comments on STII5 filings to STA filings as appropriate.

Response: Staff comments on GWLA filings have been applied to GWLANY filings as appropriate, and Staff comments on STII5 filings have been applied to STA filings as appropriate.

Prospectus Comments (applicable to both STA and STII5 unless otherwise noted)

Prospectus Comment 1. On page 2 of the previously provided Courtesy Copies, three investment options appear to have been deleted. Please explain why these funds were deleted, and if any investors were impacted by this change.

Response: Those three investment options were inadvertently listed twice in the 485(b) amendments submitted on September 15, 2017. The duplicated fund references were deleted in the 485(a) amendments submitted on October 12, 2017, to correct the mistake. No investors were impacted by the inadvertent double listing, nor by the correction.

Prospectus Comment 2. Definition Section, definition of ‘Annuitant.’ In the last sentence of this definition, please correct the typo; the word ‘be’ appears to be missing.

Response: The missing word, ‘be,’ has been added to fix the typo (page 8 of the attached STII5 GWLA Courtesy Copy).

Prospectus Comment 3. Definition Section, definitions of ‘Annuitant’ and ‘Non-Grantor Trust.’ Please clarify with regard to non-grantor trusts who must the Annuitant be, and/or how is that determination made.

Response: The definitions of ‘Annuitant,’ ‘Grantor Trust,’ and ‘Non-Grantor Trust’ have been revised to clarify that the grantor of the trust must be the Annuitant, and that the Annuitant determination must be made upon Contract election (pages 8, 11, and 13 of the attached STII5 GWLA Courtesy Copy).

Prospectus Comment 4. Ownership section, Non-Grantor Trust Owned Annuity. Please clarify with regard to non-grantor trusts who must the Annuitant be, and/or how is that determination made.

Response: The disclosure has been revised to clarify that the grantor of the trust must be the Annuitant, and that the Annuitant determination must be made upon Contract election (pages 45-46 of the attached STII5 GWLA Courtesy Copy).

Prospectus Comment 5. Ownership section, Non-Qualified Stretch Annuities. Please clarify the reference to a ‘Section 1035 exchange’ unless it’s defined above.

Response: ‘1035 Exchange’ is a defined term listed in the Definitions section of the prospectuses. To provide further clarification, however, the disclosure has been revised to provide a cross-reference to the section of the prospectus that discusses 1035 exchanges in greater detail. (page 47 of the attached STII5 GWLA Courtesy Copy).

Prospectus Comment 6. Charges and Deductions section, Waiver of Withdrawal Charge – Nursing Home or Hospital Confinement (STII5 only). Please clarify when a request to waive a withdrawal charge can or must be made, and if waivers can be requested for past withdrawals.

Response: The disclosure has been revised to clarify that a request to waive a withdrawal charge must accompany the request for a withdrawal or surrender to which it applies, and that waivers can only be requested for subsequent withdrawals and surrenders (pages 52-53 of the attached STII5 GWLA Courtesy Copy).

Prospectus Comment 7. Types of Excess Withdrawals section, Death During the GLWB Accumulation Phase. With regard to liquidating a deceased owner’s Covered Fund Value and transferring it into the Great-West Government Money Market Fund, the Staff firmly disagrees with the phrase, ‘or any other fund as approved by Great-West.’ Please delete that phrase here and anywhere else it is used in the prospectuses.

Response: The phrase has been removed here and elsewhere in the prospectuses (page 65 of the attached STII5 GWLA Courtesy Copy).

*        *        *

We believe that we have been fully responsive to the Staff’s comments and that our responses do not raise additional issues for the Staff’s consideration. Upon receipt of Staff approval of Registrant’s responses provided herein, we will file registration statement amendments pursuant to Rule 485(b) under the Securities Act. Any assistance the Staff can provide in assisting us to meet our intended effective date for these changes of December 29, 2017, will be greatly appreciated.

Thank you for your time and attention to the Amendments. Please direct any questions or comments to me at (303) 737-0415, or contact me via email at brian.stallworth@greatwest.com.

Sincerely,

/s/ Brian G. Stallworth

Brian G. Stallworth, Counsel

Great-West Life & Annuity Insurance Company

Great-West Life & Annuity Insurance Company of New York

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